UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Pearson to acquire America's Choice

3 August 2010

PEARSON TO ACQUIRE AMERICA'S CHOICE:
PLANS TO EXTEND REACH OF SCHOOL IMPROVEMENT SERVICES

Pearson, the education and information company, is today announcing the acquisition of America's Choice, a leading provider of school improvement services, for $80m in cash.

Education leaders and policymakers are placing heavy emphasis on school improvement, a comprehensive and integrated approach to improving student achievement. The Obama Administration has identified close to 5,000 schools in need of such improvement and allocated nearly $17 billion to fund the efforts by states and districts.

America's Choice's successful approach, already applied in more than 2,000 schools in 38 states, brings together instruction, assessment, leadership development, professional development, coaching and ongoing consulting services.
Pearson's resources and technological expertise will allow America's Choice to bring its successful approach to effective instruction and learning to a wider community of educational institutions and students.

"Pearson and America's Choice share a common vision for school improvement centred on effective instruction, strong school leadership and sustainable change in school performance and culture,"
said Will Ethridge, Chief Executive Officer for Pearson in North America.
"When we combine America's Choice's efficacy with Pearson's approach to data-and technology-driven personalized learning, we will be able to respond quickly and effectively to the rapidly growing demand for comprehensive reform in America's most struggling schools."
America's Choice
is one of the most effective and highly-regarded school reform companies in the US.
Before its launch 12 years ago, America's Choice spent more than a decade investigating the most effective practices of more than 20 countries with strong track records in educating all students to high levels. America's Choice translated that research into instructional materials aligned to standards, programmes to help students who are struggling get back on track, and extensive professional development and coaching for teachers and principals.
Last year, a landmark study of school improvement ("School Improvement by Design," link:
http://bit.ly/70J539
) released by the Consortium for Policy Research in Education reported that the America's Choice programmes performed significantly better than its major competitors in the field.  The study's researchers stated:
"Students in America's Choice schools grew at a significantly faster rate than students in comparison schools and faster than students in all other schools."
In the US, America's Choice will operate alongside Pearson's K12 Solutions business, already an approved school improvement provider.  Pearson is also exploring opportunities to bring the America's Choice model to an international market. The acquisition follows Pearson's launch of a school improvement business in the UK led by Anders Hultin, an internationally recognized leader in the school improvement community (link:
http://www.pearson.com/media-1/pearson-news/?i=1307
).

The agreement is subject to a Hart-Scott-Rodino review and is expected to close in the third quarter of 2010. Pearson expects the acquisition to enhance adjusted EPS and to generate a return above Pearson's cost of capital from 2011, its first full year.

ENDS

For more information:
Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith                              + 44 (0) 20 7010 2310

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   03 August, 2010

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary